Exhibit (a)(1)(vi)

BTU International, Inc. Stock Option Exchange Program

Election Confirmation Form

Employee Name:

Employee ID:

You recently elected to participate in the BTU Stock Option Exchange Program. The table below shows your Eligible Option grants that were submitted for exchange and the replacement options that were granted in their place. Replacement option grant documents will be sent to you in a separate mailing.

If you have any questions, please contact Richard Flynn at 978-667-4111 (ext. 328).

Eligible Options			Replacement Options
Option Grant Date	Shares Subject to Option Grant	Exercise Price (per share)	Option Grant Date	Shares Subject to Replacement Option	Exercise Price (per share)